Exhibit (a)(5)(D)

The Wall Street Journal

October 30, 2020

Dunkin’ to Be Sold to Inspire Brands for $8.8 Billion

Arby’s owner would become one of the largest U.S. restaurant operators

By: Heather Haddon

Inspire Brands Inc. will buy Dunkin’ Brands Group Inc., DNKN - 1.37%, for $8.8 billion, the companies said, setting up one of the largest restaurant deals in years as some in the industry think beyond the coronavirus pandemic.

The deal is the second-largest acquisition of a North American restaurant chain in at least a decade at $11.3 billion including debt, behind the $13.3 billion deal for Tim Hortons by Restaurant Brands International Inc. in 2014, according to investment data provider Dealogic. Inspire, the owner of Arby’s and other chains that is backed by private-equity firm Roark Capital, said the deal will make it the second-largest U.S. restaurant chain by domestic sales after McDonald’s Corp. The deal is expected to close by the end of the year, the companies said on Friday.

Talks between the companies started before the pandemic, according to Inspire. The pandemic complicated negotiations, Inspire’s Chief Executive Paul Brown said, in part because it caused a steep drop in Dunkin’s core breakfast sales. Chains focused on breakfast sales have been hit hard by the end of daily commutes and school runs. Mr. Brown said that he believes consumers will get back to their old routines after the pandemic is over and that the chain’s drive-throughs were attractive. During the pandemic, chains with drive-throughs have benefited from being able to maintain that relatively low-contact avenue for sales.

Dunkin’ on Thursday reported a U.S. same-store sales increase of 1% in its quarter ended in September, and said that sales remained up in its current period. “There’s an opportunity for the right kind of brand doing the right thing to actually take advantage when those habits are rebuilt,” Mr. Brown said in an interview. Dunkin’ CEO Dave Hoffmann said in a statement that the deal will help the company’s franchisees continue to grow their businesses.

Inspire said its all-cash deal to take the owner of Dunkin’ coffee shops and Baskin-Robbins ice cream stores private would value it at $106.50 a share, a 20% premium to its closing price on Oct. 23, before the New York Times reported last weekend that the two companies were discussing a possible deal.

The price of $106.50 a share would give Dunkin’ a market valuation of $8.8 billion. The chain’s stock closed on Friday at $100, up 32% this year.

Dunkin’ would be Inspire’s fourth restaurant acquisition since 2018, when it was formed through the merger of Arby’s and Buffalo Wild Wings. Inspire bought burger chain Sonic for $2.3 billion including debt in late 2018, and Jimmy John’s Gourmet Sandwiches last year. It has more than 11,000 restaurants currently.

With Dunkin’, the combined company would have 32,000 restaurants, $27 billion in annual sales and 600,000 company and franchise employees. Canton, Mass.-based Dunkin’ also would significantly expand Inspire’s footprint internationally. More than 42% of Dunkin’s roughly 21,100 stores are outside the U.S.

Franchisees run all Dunkin’ stores, a common ownership model across Inspire and Roark investments. Atlanta-based Roark’s broader food-and-restaurant portfolio includes Auntie Anne’s pretzels, Moe’s Southwest Grill and Jamba juice shops.

Other restaurant chains that have sold during the pandemic were in distress. Casual-dining brands Krystal, Logan’s Roadhouse, Bar Louie and the U.S. division of Le Pain Quotidien were sold after filing for bankruptcy.

Dunkin’ previously went private with a $2.43 billion buyout in 2006. Its private-equity investors took the chain public again in 2011.

Mr. Hoffmann, a former McDonald’s executive, has added new stores, brewing equipment and menu items such as espresso and sandwiches with Beyond Meat Inc.’s plant-based sausage. Dunkin’ U.S. same-store sales rose 2.1% last year, the greatest annual increase since 2013.

Write to Heather Haddon at heather.haddon@wsj.com